Page 1 of 6

SECURITIES AND EXCHANGE COMMISSION
Washington, D.C.  20549
______________________

SCHEDULE 13D
under the Securities Exchange Act of 1934
(Amendment No. 1)
______________________


Heartland Wireless Communications, Inc.
(Name of Issuer)


Common Stock, par value $.001 per share
(Title of Class
of Securities)

42235W 10 8
(CUSIP Number)
______________________

Thomas C. Dircks, Charterhouse Group International, Inc.
535 Madison Avenue, New York, New York 10022
(212) 421-3125
(Name, Address and Telephone Number of Person
Authorized to Receive Notices and Communications)

May 1, 1996
(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule
13G to report the acquisition which is the subject of this
Schedule 13D, and is filing this schedule because of Rule
13d-1(b)(3) or (4), check the following box _____.

Check the following box if a fee is being paid with the statement
______.
                      Page 2 of 6

(A fee is not required only if the reporting person: (1) has a previous statement on file reporting beneficial ownership of more than five percent of the class of securities described in Item 1; and (2) has filed no amendment subsequent thereto reporting beneficial ownership of five percent or less of such class).
(See Rule 13d-7.)

Note: Six copies of this statement, including all exhibits, should be filed with the Commission. See Rule 13d-l(a) for other parties to whom copies are to be sent.

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

                                                      Page 3 of 6

1.   Name of Reporting Person
     S.S. or I.R.S. Identification No. of Above Person

               Charterhouse Group International, Inc.
               13-3312709


2.   Check the Appropriate Box if a Member of a Group*

                                                  (a)

                                                  (b)

3.   SEC Use Only



4.   Sources of Funds*
     OO


5.   Check Box if Disclosure of Legal Proceedings is
     Required Pursuant to Items 2(e) of 2(f)



6.   Citizenship or Place of Organization

          Delaware


Number         7.   Sole Voting Power        None
of
Shares         8.   Shared Voting Power      None
Beneficially
Owned by Each
Reporting
Person With
               9.   Sole Dispositive Power   None

               10.  Shared Dispositive Power None

  Page 4 of 6


11.  Aggregate Amount Beneficially Owned by Each Reporting Person

     None


12.  Check Box if the Aggregate Amount in Row (11) Excludes
     Certain Shares*

                                                           ______

13.  Percent of Class Represented by Amount in Row (11)

     0.00%


14   Type of Reporting Person*

     CO




*SEE INSTRUCTIONS BEFORE FILLING OUT!
                                                      Page 5 of 6

Item 5 of the original Schedule 13D filed on March 4, 1996, is hereby amended and restated in its entirety as follows:

Item 5    Interest in Securities of the Issuer

(a) On May 1, 1996, Charterhouse disposed of 1,369,809 shares of Heartland Common Stock beneficially held by it at a price of $28.00 per share net of commissions in a transaction through Gerard Klauer & Mattison & Co. (the "Exit Transaction"). As a result of the Exit Transaction, Charterhouse does not beneficially own any shares of Heartland Common Stock.

(b) As a result of the Exit Transaction, Charterhouse does not have the sole power to vote or direct the vote of and the sole power to dispose or to direct the disposition of any shares of Heartland Common Stock.

(c)  See Item 5(c).

(d)  None.

(e)  May 1, 1996.
                                                      Page 6 of 6


Signature

     After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.


May 8, 1996
     Date

                         CHARTERHOUSE GROUP INTERNATIONAL, INC.


                         By:  /s/ Thomas C. Dircks
                              Thomas C. Dircks
                              Vice President